FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the date of April 15, 2003

SIGNET GROUP plc
(Translation of registrant's name into English)

Zenith House
The Hyde
London NW9 6EW
England
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Signet Group plc

2. Name of director

Terry Burman

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

As in 2) above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

-

5. Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

-

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

-

7. Number of shares/amount of stock acquired

-

8. Percentage of issued class

-

9. Number of shares/amount of stock disposed

-

10. Percentage of issued class

-

11. Class of security

-

12. Price per share

-

13. Date of transaction

-

14. Date company informed

-

15. Total holding following this notification

-

16. Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes

17) Date of grant

11.04.03

18) Period during which or date on which exercisable

A period of 10 years from 11.04.03

19) Total amount paid (if any) for grant of the option

N/A

20) Description of shares or debentures involved: class, number

486,384 0.5p ordinary shares

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

$1

22) Total number of shares or debentures over which options held following this notification

7,513,003

23) Any additional information

-

24) Name of contact and telephone number for queries

Anne Keates 0870 90 90 301

25) Name and signature of authorised company official responsible for making this notification

Date of Notification.....15 April 2003 ...........

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Signet Group plc

2. Name of director

Walker Boyd

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

As in 2) above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

-

5. Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

-

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

-

7. Number of shares/amount of stock acquired

-

8. Percentage of issued class

-

9. Number of shares/amount of stock disposed

-

10. Percentage of issued class

-

11. Class of security

-

12. Price per share

-

13. Date of transaction

-

14. Date company informed

-

15. Total holding following this notification

-

16. Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes

17) Date of grant

11.04.03

18) Period during which or date on which exercisable

A period of 10 years from 11.04.03

19) Total amount paid (if any) for grant of the option

N/A

20) Description of shares or debentures involved: class, number

133,484 0.5p ordinary shares

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

£1

22) Total number of shares or debentures over which options held following this notification

3,181,077

23) Any additional information

-

24) Name of contact and telephone number for queries

Anne Keates 0870 90 90 301

25) Name and signature of authorised company official responsible for making this notification

Date of Notification.....15 April 2003 ...........

END

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                   SIGNET GROUP plc

                                                               By: /s/ Walker Boyd

                                                               Name: Walker Boyd
                                                                            Title: Group Finance Director

Date:   April 15, 2003